Chapman and Cutler LLP
                             111 West Monroe Street
                            Chicago, Illinois 60603


                                August 28, 2014


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1211
             Income & Treasury Limited Duration Portfolio of Funds
                 (Trust Termination Date 12/7/2015), Series 38
                       File Nos. 333-197624 and 811-03763
-------------------------------------------------------------------------------

Dear Mr. Bartz:

     This letter is in response to your comment given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1211, filed on July 25, 2014 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the Income & Treasury Limited Duration Portfolio of Funds (Trust Termination Date 12/7/2015), Series 38 (the "Trust").

PROSPECTUS

Investment Summary -- Principal Investment Strategy

     1. The fifth sentence of the first paragraph states: "The sponsor generally selects Closed-End Funds that hold securities that have durations of five years or less, however, the average duration of the securities held by the Closed-End Funds may be longer at any time depending on market conditions." Please delete the word "generally."

     Response: The disclosure has been revised in response to this comment.

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.


                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren